UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of APRIL, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   April 29, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            FOR THE SIX MONTHS ENDED

                                FEBRUARY 28, 2005

                      (Unaudited - Prepared by Management)



--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Halo Resources Ltd. for the six months ended February 28, 2005, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                   FEBRUARY 28,     August 31,
                                                       2005            2004
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             4,845,973         329,065
Amounts receivable and prepaids (Note 3)                229,046          12,610
                                                   ------------    ------------
                                                      5,075,019         341,675
EQUIPMENT                                                13,850               -

RESOURCE INTERESTS (Note 4)                           1,257,422          75,906
                                                   ------------    ------------
                                                      6,346,291         417,581
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                265,155          62,965

FUTURE TAX LIABILITY (Note 6)                           357,000               -
                                                   ------------    ------------
                                                        622,155          62,965
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               25,405,476      20,914,102

WARRANT EXERCISES RECEIVED (Note 5(e))                  101,600               -

CONTRIBUTED SURPLUS                                     723,667         179,611

DEFICIT                                             (20,506,607)    (20,739,097)
                                                   ------------    ------------
                                                      5,724,136         354,616
                                                   ------------    ------------
                                                      6,346,291         417,581
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)


APPROVED BY THE BOARD


/s/ NICK DEMARE   , Director
------------------
/s/ WILLIAM LEE   , Director
------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (Unaudited - Prepared by Management)



                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                   ----------------------------    ------------------------------
                                                   FEBRUARY 28,    February 29,    FEBRUARY 28,    February 29,
                                                       2005            2004            2005            2004
                                                         $               $               $               $

REVENUES

Oil and gas sales                                             -          27,126               -          46,326
Interest and other                                       12,323              43          12,766              63
                                                   ------------    ------------    ------------    ------------
                                                         12,323          27,169          12,766          46,389
                                                   ------------    ------------    ------------    ------------
EXPENSES

Production                                                    -           9,483               -          15,523
Depreciation, depletion and impairment                        -           6,961               -          10,441
General and administrative                              325,504          51,750         445,220          72,323
Stock-based compensation                                409,960               -         544,056               -
                                                   ------------    ------------    ------------    ------------
                                                        735,464          68,194         989,276          98,287
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE THE FOLLOWING                              (723,141)        (41,025)       (976,510)        (51,898)

INTEREST EXPENSE                                              -         (14,485)              -         (29,010)

UNREALIZED FOREIGN
    EXCHANGE GAIN (LOSS)                                      -          (7,922)              -           8,568
                                                   ------------    ------------    ------------    ------------
NET LOSS BEFORE TAX                                    (723,141)        (63,432)       (976,510)        (72,340)

FUTURE TAX RECOVERY                                   1,209,000               -       1,209,000               -
                                                   ------------    ------------    ------------    ------------
NET INCOME (LOSS) AFTER TAX                             485,859         (63,432)        232,490         (72,340)

DEFICIT - BEGINNING OF PERIOD                       (20,992,466)    (20,490,983)    (20,739,097)    (20,482,075)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (20,506,607)    (20,554,415)    (20,506,607)    (20,554,415)
                                                   ============    ============    ============    ============


EARNING (LOSS) PER COMMON SHARE
    - BASIC AND DILUTED                                   $0.03          $(0.02)          $0.02          $(0.02)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        14,926,390       2,926,859      12,169,979       2,926,859
                                                   ============    ============    ============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                      (Unaudited - Prepared by Management)


                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                   ----------------------------    ------------------------------
                                                   FEBRUARY 28,    February 29,    FEBRUARY 28,    February 29,
                                                       2005            2004            2005            2004
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net income (loss) for the period                        485,859         (63,432)        232,490         (72,340)
Items not involving cash
    Depreciation, depletion and impairment                    -           6,961               -          10,441
    Amortization of equipment                               562               -             562               -
    Stock-based compensation                            409,960               -         544,056               -
    Interest expense                                          -          14,485               -          29,010
    Effect of unrealized foreign exchange gain                -           7,922               -          (8,568)
    Future tax recovery                              (1,209,000)              -      (1,209,000)              -
Increase in amounts receivable and prepaids            (203,378)         (2,585)       (216,436)        (16,840)
Increase in accounts payable and
    accrued liabilities                                 181,598           6,589         202,190          24,659
                                                   ------------    ------------    ------------    ------------
                                                       (334,399)        (30,060)       (446,138)        (33,638)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Shares issued for cash                                6,704,797               -       6,704,797               -
Warrant exercises received                              101,600               -         101,600               -
Share subscriptions received                                  -         192,000               -         192,000
Share issue cost                                       (614,923)              -        (647,423)              -
Advances received                                             -          33,000               -          39,000
                                                   ------------    ------------    ------------    ------------
                                                      6,191,474         225,000       6,158,974         231,000
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to resource interests                      (1,061,700)        (10,025)     (1,181,516)        (10,099)
Additions to equipment                                  (14,412)              -         (14,412)              -
                                                   ------------    ------------    ------------    ------------
                                                     (1,076,112)        (10,025)     (1,195,928)        (10,099)
                                                   ------------    ------------    ------------    ------------
INCREASE IN CASH AND
    CASH EQUIVALENTS                                  4,780,963         184,915       4,516,908         187,263

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                                65,010          12,153         329,065           9,805
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                   4,845,973         197,068       4,845,973         197,068
                                                   ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 9.

          The accompanying notes are an integral part of these interim consolidated financial statements.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
           INTERIM CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)



                                                                     BACHELOR         QUARTER
                                                      DUPORT           LAKE          MOON LAKE
                                                     PROPERTY        PROPERTY         PROPERTY          TOTAL
                                                         $               $               $               $


BALANCE - BEGINNING OF PERIOD                            75,906               -               -          75,906
                                                   ------------    ------------    ------------    ------------
EXPENDITURES DURING THE PERIOD

    Assays                                                2,331               -               -           2,331
    Camp costs                                           78,049               -               -          78,049
    Consulting                                           35,745               -           3,393          39,138
    Drilling                                            248,683               -               -         248,683
    Equipment rentals                                    21,416               -               -          21,416
    Field personnel                                      80,515               -               -          80,515
    Field supplies                                       37,474               -               -          37,474
    Fuel                                                 13,568               -               -          13,568
    Geological                                           34,522          10,803               -          45,325
    Miscellaneous                                         6,737               -               -           6,737
    Mobilization                                         61,216               -               -          61,216
    Rent and utilities                                    2,100               -               -           2,100
    Surveying                                             6,975               -               -           6,975
    Travel                                               25,009               -               -          25,009
                                                   ------------    ------------    ------------    ------------
                                                        654,340          10,803           3,393         668,536
                                                   ------------    ------------    ------------    ------------
ACQUISITION COSTS DURING THE PERIOD                     449,914          16,278          46,788         512,980
                                                   ------------    ------------    ------------    ------------
BALANCE - END OF PERIOD                               1,180,160          27,081          50,181       1,257,422
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)


1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which was most recently engaged in the acquisition, exploration and development of crude oil and natural gas interests in the United States. Effective March 1, 2004, the Company sold its remaining oil and natural gas interest. On July 5, 2004, the Company entered into an agreement to acquire an unproven mineral interest. On November 12, 2004, the Company entered into a further option agreement to acquire additional unproven mineral interests. See also Note 4.

         The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       AMOUNTS RECEIVABLE AND PREPAIDS

                                                   FEBRUARY 28,     AUGUST 31,
                                                       2005            2004
                                                         $               $

         GST receivable                                  51,843           7,927
         Interest receivable                              6,655               -
         Drilling deposit                               111,000               -
         Other                                           59,548           4,683
                                                   ------------    ------------
                                                        229,046          12,610
                                                   ============    ============

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)


4.       UNPROVEN MINERAL INTERESTS

                                              AS AT FEBRUARY 28, 2005                          AS AT AUGUST 31, 2004
                                   --------------------------------------------    --------------------------------------------
                                                     DEFERRED                                        DEFERRED
                                    ACQUISITION     EXPLORATION        TOTAL        ACQUISITION     EXPLORATION        TOTAL
                                       COSTS           COSTS           COSTS           COSTS           COSTS           COSTS
                                                  (SEE SCHEDULE)
                                         $               $               $               $               $               $

         Duport Property                525,820         654,340       1,180,160          75,906               -          75,906
         Bachelor Lake Property          16,278          10,803          27,081               -               -               -
         Quarter Moon Lake Property      46,788           3,393          50,181               -               -               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        588,886         668,536       1,257,422          75,906               -          75,906
                                   ============    ============    ============    ============    ============    ============


         (a)      Duport Property, Ontario

                  On July 5, 2004, the Company, The Sheridan Platinum Group Ltd., and Pat Sheridan entered into a letter agreement whereby the Company agreed to acquire a 100% interest in 100 mineral claims (the "Duport Property") over an area of approximately 4,578 acres, located near Kenora, Ontario. On March 24, 2005, terms of the agreement were finalized. Under the terms of the final agreement, the Company has the right to acquire the Duport Property by paying $250,000 cash (paid) and issuing one million common shares and $8 million in preferred shares of the Company.

                  The preferred shares will have a term of five years and have an annual dividend requirement of $50,000 in years one and two and at 4% thereafter, are non-voting, non-convertible and can be redeemed by the Company. In order to redeem the preferred shares, the Company may at any time on or before the end of the term of the preferred shares:

                  (i)      make a cash  payment  of $8  million  plus a $400,000
                           bonus,   together   with  any   accrued   and  unpaid
                           dividends; or

                  (ii) provided the dividends payable pursuant to the terms of the preferred shares have been paid to date, the Company may return the Duport Property to the Vendors.

                  If the preferred shares have not been redeemed the Company will retract the preferred shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company, at a price of $0.95 per share. The Company must decide within three years from closing of the agreement whether the Retraction Amount will be paid in cash or shares.

                  The Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a portion of the NSR.

                  Costs to February 28, 2001, represents acquisition and exploration costs incurred on the Duport Property to that date. In addition, acquisition costs includes $12,500 of financing costs capitalized.

                  Subsequent to February 28, 2005, the Company completed the acquisition of the Duport Property.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)


4.       UNPROVEN MINERAL INTERESTS (continued)

         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement. Under the agreed terms, the Company acquired Wolfden's option to earn a 50% interest in the Bachelor Lake Property by paying, $650,000 cash and issuing 2,100,000 common shares. The Company will also be responsible for exploration costs on the Bachelor Lake Property from the date of signing the heads of agreement to a maximum of $800,000. If the Company exercises the option, and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company shall pay to Wolfden a bonus payment of $250,000 cash and issue to Wolfden a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the net smelter return. On April 26, 2005, the Company received TSXV approval to close on the agreement.

                  A director of the Company is also a director and officer of Wolfden.

         (c)      Quarter Moon Lake Property, Manitoba

                  On February 9, 2005 the Company signed a letter of intent ("LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property comprises five mining claims covering a total of 1,072 hectares and is located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the LOI, the Company has the right to acquire an initial 51% interest in the Quarter Moon Lake Property by paying $40,000 cash (paid), issuing 50,000 common shares of the
                  Company upon regulatory approval, completing a $250,000 minimum work commitment in the first year, paying a paying a further $40,000 cash and issuing 50,000 common shares on the first anniversary, and completing a further $300,000 work commitment in the second year. The Company has the option to earn an additional 29% interest by providing notice after the initial earn-in by completing an additional $1.5 million in exploration and development over a subsequent two year period, and paying an additional $40,000 and issuing 50,000 common shares on or before the third anniversary. The Quarter Moon Lake Property will then be held 80% by the Company and 20% by EL. The Company will be responsible for advancing the property to production and will recover all costs out of production prior to sharing profits on an 80/20 basis. EL will hold a 1% NSR which can be purchased at any time for $1 million.

                  Subsequent to February 28, 2005, the Company received TSXV approval and issued 50,000 common shares.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)


5.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value
                      unlimited preferred shares

         Issued common shares:                            SIX MONTHS ENDED
                                                         FEBRUARY 28, 2005
                                                   -----------------------------
                                                      SHARES           AMOUNT
                                                                         $
         Balance, beginning of period                 9,443,859      20,914,102
                                                   ------------    ------------
         Issued during the period

         For cash
              Private placements                      7,324,894       6,688,797
              Exercise of warrants                       80,000          16,000
         Corporate finance                               40,000          34,000
                                                   ------------    ------------
                                                      7,444,894       6,738,797
         Less:  flow-through share renunciation               -      (1,566,000)
                share issue costs                             -        (681,423)
                                                   ------------    ------------
                                                      7,444,894       4,491,374
                                                   ------------    ------------
         Balance, end of period                      16,888,753      25,405,476
                                                   ============    ============

         (a) On December 24, 2004, the Company completed a brokered private placement of: (i) 4,342,951 flow- through units (the "FT Units") at a price of $0.95 per FT Unit; and (ii) 2,673,530 units (the "Non FT Units") at a price of $0.85 per Non FT Unit, for total gross proceeds of $6,398,304. Each FT Unit consisted of one common share and one-half share purchase warrant (the "FT Warrant"). Each full FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before December 23, 2005 and, thereafter, at a price of $1.50 on or before December 23, 2006. Each Non FT Unit consists of one common share and one share purchase warrant (the "Non FT Warrant"). Each full Non FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.10 on or before December 23, 2005 and, thereafter, at a price of $1.35 on or before December 23, 2006.

                  The Company paid the agents a cash commission of $510,643 and $107,731 related costs and issued 701,647 warrants (the "Agents' Warrants"). Each Agents' Warrant is exercisable to purchase one common share at a price of $1.05 on or before December 23, 2006.

                  The Company also issued 40,000 units (the "Corporate Finance Units"). Each Corporate Finance Units is comprised of one common share and one-half share purchase warrant having the same terms as the Non FT Unit.

         (b) On January 20, 2005, the Company issued (i) 151,834 flow-through units (the "FT Units") at a price of $0.95 per FT Unit; and (ii) 25,000 units (the "Non FT Units") at a price of $0.85 per Non FT Unit, for total gross proceeds of $165,492. Each FT Unit consisted of one common share and one-half share purchase warrant (the "FT Warrant"). Each full FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before January 20, 2006 and, thereafter, at a price of $1.50 on or before January 20, 2007. Each Non FT Unit consists

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)


5.       SHARE CAPITAL (continued)

                  of one common share and one share purchase warrant (the "Non FT Warrant"). Each full Non FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.10 on or before January 20, 2006 and, thereafter, at a price of $1.35 on or before January 20, 2007.

                  The Company paid a cash finder's fee of $16,549.

         (c) On February 3, 2005, the Company issued 131,579 flow-through units (the "FT Units") at a price of $0.95 per FT Unit for total gross proceeds of $125,000. Each FT Unit consisted of one common share and one-half share purchase warrant (the "FT Warrant"). Each full FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before February 3, 2006 and, thereafter, at a price of $1.50 on or before February 3, 2007.

                  The Company paid a cash finder's fee of $12,500.

         (d) A summary of the Company's stock options at February 28, 2005 and the changes for the six months ended February 28, 2005 is presented below:
                                                                     WEIGHTED
                                                      NUMBER          AVERAGE
                                                    OF OPTIONS    EXERCISE PRICE
                                                                         $

                  Balance, beginning of period          810,000         0.61
                  Granted                             1,078,000         0.92
                  Cancelled/expired                    (200,000)        0.66
                                                   ------------
                  Balance, end of period              1,688,000         0.80
                                                   ============

                  The following table summarizes information about the stock options outstanding and exercisable at February 28, 2005:

                                                  EXERCISE
                     NUMBER           NUMBER        PRICE     EXPIRY DATE
                  OUTSTANDING      EXERCISABLE        $

                     600,000          450,000        0.60     May 31, 2007
                      60,000           60,000        0.75     July 22, 2007
                     150,000          150,000        0.70     September 27, 2007
                     878,000          878,000        0.96     February 17, 2008
                  ----------       ----------
                   1,688,000        1,538,000
                  ==========       ==========

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the periods:

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)


5.       SHARE CAPITAL (continued)


                        Risk-free interest rate          2.28% - 2.92%
                        Estimated volatility             52.44% - 105%
                        Expected life                      1.5 years
                        Expected dividend yield                0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.43 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (e) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at February 28, 2005 and the changes for the six months ended February 28, 2005 is as follows:
                                                                      NUMBER

                  Balance, beginning of period                        5,647,000
                  Issued pursuant to private placements               5,733,359
                  Exercised                                             (80,000)
                                                                   ------------
                  Balance, end of period                             11,300,359
                                                                   ============

                  Common shares reserved pursuant to warrants outstanding at February 28, 2005, are as follows:

                         NUMBER        EXERCISE PRICE      EXPIRY DATE
                                             $

                      2,885,000         0.20 / 0.25        March 4, 2005 / March 4, 2006
                      2,682,000             0.40           April 15, 2006
                      2,171,476         1.25 / 1.50        December 23, 2005 / December 23, 2006
                      2,673,530         1.10 / 1.35        December 23, 2005 / December 23, 2006
                        701,647             1.05           December 23, 2006
                         20,000         1.10 / 1.35        December 23, 2005 / December 23, 2006
                         75,917         1.25 / 1.50        January 20, 2006 / January 20, 2007
                         25,000         1.10 / 1.35        January 20, 2006 / January 20, 2007
                         65,789         1.25 / 1.50        February 3, 2006 / February 3, 2007
                    -----------
                     11,300,359
                    ===========

                  As at February 28, 2005, the Company had received $101,600 from exercises of existing warrants to acquire 344,000 common shares. Subsequent to February 28, 2005, the Company issued the shares.

         (f)      See also Note 4.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)


6.       INCOME TAXES

         During the six months ended February 28, 2005, the Company issued a total of 4,626,364 flow-through common shares for gross proceeds of $4,395,046. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

         The Company is permitted under Canadian income tax legislation to renounce flow-through related resource expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds after one month and fees for unspent funds at the end of the calendar year following the effective date of renunciation, and until such time as funds are fully expended.

         As at February 28, 2005, the Company had renounced $4,270,046 of its flow-through related resource expenditures to investors. The Company has until February 1, 2006 to incur the expenditures before monthly interest charges will begin to accrue on unspent funds. Interest charges incurred by the Company as a result of this income tax legislation are charged to income in the period incurred.


7.       RELATED PARTY TRANSACTIONS

         (a) During the six months ended February 28, 2005, the Company was charged $62,000 (2004 - $37,038) for management, professional, accounting and administrative services provided by companies controlled by officers of the Company. As at February 28, 2005, accounts payable and accrued liabilities include $32,894 due to these related parties.

         (b) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


8.       SEGMENTED INFORMATION

         During the 2004 fiscal year, the Company's principal activities were the development of petroleum properties in the United States and the acquisition of unproven mineral interests in Canada. As at February 28, 2005, the Company had only recorded deferred costs relating to its agreements on unproven mineral interests. The unproven mineral interest and the Company's corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                             AS AT FEBRUARY 28, 2005
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS         REVENUES         INCOME
                                                        $                $               $

         Canada -mineral operations                   1,257,422               -               -
         Canada - corporate                           5,088,869          12,766         232,490
                                                   ------------    ------------    ------------
                                                      6,346,291          12,766         232,490
                                                   ============    ============    ============

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)

8.       SEGMENTED INFORMATION (continued)

                                                               AS AT AUGUST 31, 2004
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS         REVENUES      INCOME (LOSS)
                                                        $                $               $

         United States - petroleum operations                 -          81,347         169,728
         Canada - mineral operations                     75,906               -               -
         Canada - corporate                             341,675             695        (426,750)
                                                   ------------    ------------    ------------
                                                        417,581          82,042        (257,022)
                                                   ============    ============    ============


9.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company during the six months ended February 28, 2005 and February 29, 2004 as follows:

                                                   FEBRUARY 28,    FEBRUARY 29,
                                                       2005            2004
                                                         $               $
         Financing activities

         Issuance of common shares for
              corporate finance fees                     34,000               -
         Share issue costs                              (34,000)              -
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Other supplementary cash flow information:

                                                   FEBRUARY 28,    FEBRUARY 29,
                                                       2005            2004
                                                         $               $
         Interest paid in cash                                -               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


10.      COMMITMENT

         During the six months ended February 28, 2005, the Company entered into an office lease for a three year term, which expires February 29, 2008, at a basic rent rate of approximately $15,000 per year.

                               HALO RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 26, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements and the accompanying notes for the six months ended February 28, 2005 of Halo Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a resource exploration company which historically was engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. In 2004 the Company reorganized its corporate structure and business objectives. Effective March 1, 2004, the Company sold its remaining oil and natural gas property interest. In July 2004, the Company entered into an agreement to acquire the Duport Property, located near Kenora, Ontario. This was followed by an option agreement, in November 2004, to option a 50% interest in the Bachelor Lake Property, located in the La Sueur Township, Quebec and, in February 2005, to option up to an 80% interest in the Quarter Moon Lake Property, located in Manitoba. The Company is now considered to be an exploration stage company engaged in the acquisition and exploration of precious metals on mineral interests located in Canada. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests.

As of the date of this MD&A the Company is a reporting issuer in British Columbia, Alberta and Quebec. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO", on the OTCBB under the symbol "HLOSF" and on the Frankfurt Stock Exchange ("FSE") under the symbol "HRL". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

Duport Property, Ontario, Canada

On March 24, 2005, the Company received final approvals and completed the acquisition of the Duport Gold Property from the Sheridan Platinum Group Ltd.

In February 2005, the Company commenced Phase I of a two phase exploration program. The Phase I program was designed to test and expand the down plunge extension of the prospective Main and East Zones and also along strike to the southwest where widely-spaced historical holes have intersected encouraging gold values.

To date, the Company has reported the following drill hole results:


HOLE            SECTION       FROM         TO          LENGTH     ASSAY
                              (FT)        (FT)          (FT)     (OPT AU)
------------------------------------------------------------------------
05-01           10,200N       655.8       656.8          1.0       0.366
                              656.8       657.8          1.0       1.550
                              657.8       658.8          1.0       1.090
------------------------------------------------------------------------
05-02            8,400N       240.0       242.0          2.0       0.739
                              242.0       244.0          2.0       1.314
                              244.0       246.0          2.0       0.723
                              246.0       247.0          1.0       0.186
                              247.0       249.0          2.0       0.370
                              249.0       251.0          2.0       0.313
                              251.0       253.0          2.0       0.243
------------------------------------------------------------------------
05-03            8,400N       411.0       413.0          2.0       0.130
                              413.0       414.0          1.0       0.138
                              570.5       573.0          2.5       0.049
                              573.0       575.0          2.0       0.009
                              575.0       576.0          1.0       0.086
                              636.0       638.0          2.0       0.190
------------------------------------------------------------------------
05-04            8,400N     1,028.0     1,030.0          2.0       0.109
                            1,030.0     1,031.0          2.0       0.170
                            1,032.0     1,033.0          1.0       0.156
                            1,071.0     1,072.2          1.2       0.454
------------------------------------------------------------------------
05-05            9,100N       784.0       785.0          1.0       0.470
                              972.0       974.0          2.0       0.320
                              974.0       975.0          1.0       0.013
                              975.0       076.0          1.0       0.693
------------------------------------------------------------------------
05-06            8,600N       282.8       283.8          1.0       0.070
                              283.8       285.4          1.6       0.066
                              285.4       287.5          2.1       0.042
                              287.5       290.2          2.7       0.225
                              290.2       291.5          1.3       0.864
                              291.5       292.5          1.0       0.299
                              314.0       315.6          1.6       1.643
                              315.6       317.6          2.0       0.156
------------------------------------------------------------------------
05-07            8,900N       578.0       580.0          2.0       0.444
                              580.0       582.0          2.0       0.095
                              582.0       584.0          2.0       0.105
                            1,006.0     1,007.0          1.0       0.304
                            1,007.0     1,008.0          1.0       0.240
                            1,008.0     1,009.0          1.0       0.061
                            1,151.6     1,152.6          1.0       0.200
                            1,152.6     1,153.6          1.0       0.018
                            1,153.6     1,154.6          1.0       0.065
------------------------------------------------------------------------
05-08            8,500N       501.6       502.6          1.0       0.304
                              502.6       503.6          1.0       0.030
                              503.6       505.6          2.0       0.029
                              758.0       759.1          1.1       0.088
                              759.1       760.1          1.0       0.057
                              760.1       761.1          1.0       0.045
                              761.1       762.5          1.4       0.383
                              762.5       763.5          1.0       0.452
                              763.5       764.5          1.0       0.326
                              836.9       837.9          1.0       0.149
                              837.9       839.0          1.1       0.135
------------------------------------------------------------------------

HOLE            SECTION       FROM         TO          LENGTH     ASSAY
                              (FT)        (FT)          (FT)     (OPT AU)
------------------------------------------------------------------------

05-09            8,500N     1,054.9     1,055.9          1.0       0.052
                            1,055.9     1,056.9          1.0       0.137
------------------------------------------------------------------------
05-11            8,300N       922.2       928.5          6.3       0.110
                              977.8       979.8          2.0       0.156
                              992.7       993.7          1.0       0.738
                            1,036.1     1,040.4          4.3       0.110
------------------------------------------------------------------------
05-13            7,400N       480.7       483.0          2.3       0.206
------------------------------------------------------------------------
05-14            8,200N       777.9       782.0          4.1       0.234
------------------------------------------------------------------------
05-16            8,100N       346.7       350.8          4.1       0.542
                              720.5       725.5          5.0       0.460
------------------------------------------------------------------------
05-17            7,500N       232.5       241.3          9.0       0.215
                              261.6       265.9          4.3       0.239
------------------------------------------------------------------------

Note:  Assay grades >1.0 opt Au have been cut to 1.0 opt

About 1600 samples were submitted for gold analysis to Accurassay Laboratories in Thunder Bay, an assay laboratory accredited by the Standards Council of Canada. A quality assurance quality control (QA/QC) program was maintained consistent with the Mining Standards Task Force recommendations of 1999. The program consisted of submitting duplicate, standard and blank samples. Rejects and pulps from a range of grades were submitted to a second accredited laboratory. QA/QC data is currently being analyzed.

The field work on the Duport Property is supervised by Mr. Kevin Leonard, the "Qualified Person" under the definition of NI 43-101. Mr. Leonard is a consulting geologist with more than 25 years experience in gold exploration.

Gold mineralization at Duport is hosted by well-developed quartz and sulphide-rich zones that occupy a pronounced flexure along the western margin of the Stevens Island sub-volcanic complex. This flexure is defined as the Duport Deformation Zone (DDZ) and which is several hundred feet wide and trends northeasterly over a strike length of sixteen kilometres. A 70 line kilometre detailed surface geophysics program has confirmed the presence of several major structural discontinuities within the DDZ and adjacent to the existing deposit. Further analysis is on-going but these anomalies represent excellent targets for future exploration drilling and the potential for significant expansion of the Duport gold resource.

The immediate exploration plans are as follows:

    - Complete a geological model using all available drill hole data to form the basis for a new, NI 43-101 compliant resource estimate

    - Complete an internal scoping study to establish the economic viability of a short term production start-up.

    - Complete analysis of geophysical data and design a program to assess the potential for further expansion of the Duport gold deposit.

Bachelor Lake Property, Quebec

On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement. Under the agreed terms, the Company acquired Wolfden's option to earn a 50% interest in the Bachelor Lake Property by paying, $650,000 cash and issuing 2,100,000 common shares. The Company will also be responsible for exploration costs on the Bachelor Lake Property from the date of signing the heads of agreement to a maximum of $800,000. If the Company exercises the option, and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company shall pay to Wolfden a bonus payment of $250,000 cash and issue to Wolfden a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the net smelter return. On April

26, 2005, the Company received TSXV approval to close on the agreement. The Company has not yet closed on this acquisition but expects to do so shortly.

The Bachelor Lake Property has excellent exploration potential. The main exploration target has been previously identified as the 1,000 feet area below level 12, the lowest extent of the previous mine operations. Mine production commenced from the upper portion of the mine in 1982 and ceased in 1989. During the latter part of mine operations, a "B" Vein was discovered on levels 11 and
12. In January 1990, a 34-hole diamond drill program, conducted by Hecla Mining Company of Canada, below level 12 yielded significant results suggesting that the mineralization there is not merely a down-dip extension of the mined out deposit, but that the deposit enters into a different structural setting at depth. Check sampling and assaying performed by Wolfden on selected intervals from this deep drilling program confirmed that the "Main" and "B" veins are richer and wider at depth than previously indicated during mining.

Management feels that the apparent vertical continuity of mineralization and increasing intensity of mineralization below level 12 suggest the potential to discover and develop significant additional resources and sees the addition of this project as an excellent fit with the Company's business plan.

De-watering of old workings have now been completed by Wolfden, In April, 2005, the Company commenced a 12,000 metre exploration program. The 66 holes drill program is expected to confirm the potential and improve the geological knowledge of the complex gold vein system immediately below level 12 and substantially expand the known gold resources in this area. It will also provide a basis for future development decisions and additional exploration at depth and also along the full strike extent of the property.

Two drill rigs are currently on site and are operating from existing stations located on level 12. Since drilling commenced on April 6, 2005, a total of nine holes have been completed for a cumulative amount of more than 1,300 metres. Initial interpretation of the core from these holes has indicated excellent core intervals (up to 5.66 metres) and strong mineralization in all three vein systems.

All core will be logged on site and samples prepared from the drill core will be submitted for gold analysis to ALS Chemex in Val d'Or, an assay laboratory accredited by the Standards Council of Canada. A quality assurance quality control (QA/QC) program will be maintained consistent with the Mining Standards Task Force recommendations of 1999. This program consists of submitting duplicate, standard and blank samples. Rejects and pulps from a range of grades will be submitted to a second accredited laboratory and all QA/QC data will be analyzed following the completion of the program.

The exploration program is under the direct supervision of Yves Buro, who is designated as a "Qualified Person", under the definition of NI 43-101, and who has the ability and authority to verify the authenticity and validity of the exploration data. In addition to over 25 years of experience on exploration and mining projects, Mr. Buro has specific prior experience on the Bachelor Lake Property.

Quarter Moon Lake Property, Manitoba

On February 9, 2005, the Company entered into a letter of intent (LOI) with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property in Manitoba, Canada. The property comprises five mining claims covering a total of 1,072 hectares. It is located in north-central Manitoba, 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake.

Under the terms of the LOI, the Company has the right to acquire an initial 51% interest in the Quarter Moon Lake Property by: paying $40,000 cash (paid), issuing 50,000 common shares (issued), completing a $250,000 minimum work commitment in the first year, paying a further $40,000 cash and issuing 50,000 common shares on the first anniversary, and completing a further $300,000 work commitment in the second year. The Company has the option to earn an additional 29% interest by providing notice after the initial earn-in by completing an additional $1.5 million in exploration and development over a subsequent two year period, and paying an additional $40,000 and issuing 50,000 common shares on or before the third anniversary. The Quarter Moon Lake Property will then be held 80% by the Company and 20% by EL. The Company will be responsible for advancing the property to production and will recover all costs out of production prior to sharing profits on an 80/20 basis. EL will hold a 1% NSR which can be purchased at any time for $1 million.

The Quarter Moon Lake Property includes the recently discovered Emily gold showing. The Emily gold showing comprises gold mineralization in leucogabbro, associated with disseminated pyrrhotite and arsenopyrite in upper amphibolite facies, deformed gneisses of the Early Proterozoic Kisseynew gneiss belt. The zone of gold bearing sulphide mineralization is exposed intermittently over a strike length of 29 metres. In 2004 the showing was opened by blasting in three places and grab samples from the blast pits returned values from a few ppb to 29 grams/tonne gold.

EL's ground magnetic, lithogeochemical and soil geochemical surveys suggest that the north striking and east dipping zone is open along strike and down dip. EL discovered the zone in 2002 when searching for the sources of extensive gold anomalies in lake sediments along the important Loonhead Lake-Snow Lake fault system. This regional fault system is closely associated with several gold deposits and showings (New Britannia/Noracme, Puffy Lake, Nokomis Lake, Evans Lake, Wood Lake).

A 1,600 metre program of diamond drilling is planned to test the Emily showing in the spring of 2005. A program of detailed mapping and soil sampling is planned for the summer of 2005 to evaluate covered portions of the potentially mineralized Loonhead Lake fault system on the Quarter Moon Lake Property.

ELECTION OF DIRECTORS AND APPOINTMENT OF OFFICERS

At the Company's Annual General Meeting ("AGM") held February 9, 2005, Messrs. Andrew Carter, Marc Cernovitch, Nick DeMare, Ewan Downie, Tom Healy and William Lee were elected as directors of the Company. At a directors meeting held subsequent to the AGM, Mr. Cernovitch was appointed President and Chief Executive Officer, Mr. Healy was appointed Senior Vice President and Chief Operating Officer, Mr. DeMare was appointed Chief Financial Officer and Chairman of the Board, and Mr. Harvey Lim was appointed Corporate Secretary.

FRANKFURT STOCK EXCHANGE LISTING

On February 23, 2005, the Company's common stock was accepted for listing and trading on the Frankfurt Stock Exchange ("FSE"). The FSE trading symbol is "HRL" and the German securities code (WKN) is A0DQZ4. Additionally, the Company's common shares trade under the same symbol on XETRA (Electronic Dealing System). The FSE is the largest of the eight German stock exchanges. Since the launch of XETRA it has offered its clients not only floor trading through brokers but also fully-electronic trading facilities, whereby orders from any point in the globe are automatically inputted into the order book on the central computer. The FSE is operated by Deutsche Borse AG.

SELECTED FINANCIAL DATA

The consolidated financial statements for the 2004 and 2003 fiscal years included the accounts of the Company and its wholly-owned subsidiaries. Effective August 31, 2004, the Board of Directors of the Company determined to abandon all of its subsidiaries and, accordingly, as of this date, the Company no longer accounts for the activities of these subsidiaries.

The consolidated financial statements for the 2003 fiscal year included the accounts of the Company and its wholly- owned subsidiaries, Trimark Resources Inc. (Trimark Inc."), Safari Petroleum, LLC ("Safari") and TMK Oil & Gas Inc. ("TMK"). During the 2003 fiscal year the Company abandoned its net investment in Trimark Inc. On August 31, 2004, the Company abandoned its investment in Safari which was inactive throughout the 2004 fiscal year, and TMK which had sold its remaining asset and became inactive.

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                             -----------------------   -------------------------------------------------   -----------------------
                                   FISCAL 2005                            FISCAL 2004                            FISCAL 2003
                             -----------------------   -------------------------------------------------   -----------------------
                               FEB. 28      NOV. 30      AUG. 31      MAY 31       FEB. 29      NOV. 30      AUG. 31      MAY 31
                                  $            $            $            $            $            $            $            $
                             -----------------------   -------------------------------------------------   -----------------------

OPERATIONS:
Revenues                         12,323         443        19,930       15,723       27,169       19,220       21,257       21,840
Net income (loss)               485,859     (253,369)    (166,197)     (18,485)     (63,432)      (8,908)     (46,988)      (7,653)
Basic and diluted
  income (loss) per share          0.03        (0.03)       (0.03)       (0.00)       (0.02)       (0.00)       (0.02)       (0.00)
Dividends per share                   -            -            -            -            -            -            -            -

BALANCE SHEET:
Working capital (deficiency)  4,809,864        7,121      278,710      328,466      177,433       (3,595)      (2,128)    (266,267)
Total assets                  6,346,291      318,900      417,581      339,861      296,846      106,282       93,085      104,397
Total long-term liabilities           -            -            -            -    1,078,571    1,023,047    1,019,012      704,185
                             -----------------------   -------------------------------------------------   -----------------------


RESULTS OF OPERATIONS

During the six months ended February 28, 2005 ("2005"), the Company reported a net income of $232,490, an improvement of $304,830 from the $72,340 loss reported during the six months ended February 29, 2004 ("2004"). During 2005, the Company recorded a non-cash compensation expense of $544,056 relating to stock options granted to the Company's directors, officers and consultants. No stock options were granted during 2004. During 2005, the Company recognized a $1,209,000 future tax recovery resulting from the issuance and renunciation of approximately $4.4 million of flow-through shares.

During 2004, the Company recorded $46,326 in oil and gas revenues, comprising of $12,634 oil (327 barrels) and $33,692 gas (5,277 mcf). Production costs of $15,523 was incurred and depletion of $10,441 was recorded for 2004. Effective March 1, 2004, the Company sold its 3% interest in the West Ranch Field and with the sale of the Company's working interest in the West Ranch Field, the Company no longer holds any oil and gas interests.

General and administrative costs increased in 2005 by $372,897, from $72,323 in 2004 to $445,220 in 2005 as follows:

                                                          2005         2004
                                                            $            $

Accounting and administration                              52,300       37,038
Amortization of equipment                                     562            -
Consulting and professional fees                           78,789            -
Filing fees and transfer agent                             31,737       13,234
Foreign exchange                                           11,560          113
Investment conferences, website and internet costs         99,247            -
Legal and audit                                            32,486       15,871
Office and general                                         17,526          931
Office rent and operating costs                            16,149            -
Salaries and benefits                                      48,627            -
Shareholder communications                                 27,783        5,136
Travel and related costs                                   28,454            -
                                                       ----------   ----------
                                                          445,220       72,323
                                                       ==========   ==========

General  and  administration   expenses  increased  in  2005  due  to  increased
activities relating to the Company's property acquisitions and increased shareholder communications and investor relations activities. Significant expenditures in 2005 included $17,753 for legal costs incurred for the continuance of the Company's domicile from the Yukon Territory to British Columbia and preparation of the Company's information circular and regulatory filings; $31,737 for transfer agent and regulatory filings for the Company's Annual General Meeting and various filings; $78,789 for consulting and professional fees of which $18,500 was paid to Chris Brown, Manager of Corporate Development of the Company

$39,500 for other professionals providing corporate development services, $7,664 for general geological services and $13,125 for systems documentation; $27,783 for shareholder communications costs; $81,292 for attendance and presentations at numerous investment conferences in Canada and the United States; $17,955 for website designs and maintenance costs; $28,454 for travel costs; $17,526 for office and miscellaneous; and $48,627 for salaries and benefits of which $28,000 was paid to the President of the Company. In July 2004, the Company also rented additional office space to accommodate its President, Mr. Marc Cernovitch . Office rent and operating costs of $16,149 for 2005 reflects the costs for the additional space and costs associated. Included in general and administration expenses was $52,300 charged by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company. Chase is currently paid a base amount of $3,000 per month for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 per month related to Mr. DeMare's services as the CFO of the Company. General and administration costs in 2004 were minimal due to the Company's limited finances and activities.

During the six months ended February 28, 2005, the Company paid a $250,000 deposit on the acquisition of the Duport Property, $12,500 for financing costs and $187,414 for due diligence, professional, regulatory filings and legal costs pertaining to the purchase of the Duport Property. In February 2005, the Company commenced Phase I of the two phase exploration program. As of February 28, 2005, the Company had incurred $654,340 in exploration expenditures, for the Phase I drilling program.

During the six months ended February 28, 2005, the Company paid $16,278 for regulatory filings and legal costs related to the purchase of the Bachelor Lake Property. The Company also paid $10,803 for a technical report preparation of this property.

During the six months ended February 28, 2005, the Company paid $40,000 acquisition costs, $6,788 for regulatory filings and legal costs pertaining to the acquisition of the Quarter Moon Lake Property. The Company also incurred $3,393 for consulting services.

Detailed discussion of the Company's exploration activities conducted are discussed in "Exploration Projects".

Financing for the Company's acquisition of mineral properties and exploration activities have been obtained through equity financing. During 2005, the Company raised $6.7 million from the issuance of $4.4 million of flow-through shares and $2.3 million of non-flow-through shares.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at February 28, 2005, the Company had working capital of $5.0 million.

Subsequent to February 28, 2005, the Company  received  regulatory  approvals to
complete  its  agreements  on  the  Duport,   Bachelor  Lake  and  Quarter  Moon
Properties. As of the date of this MD&A, the following transactions have occurred:

i) the Company has completed the purchase of the Duport Property by paying $250,000 (paid as at February 28, 2005) issuing 1.0 million common shares and $8.0 million in preferred shares;

ii) the Company anticipates completing the initial terms of the option to acquire a 50% interest in the Bachelor Lake Property at the beginning of May 2005, in which it will pay approximately $1.5 million cash for the option payment and exploration expenditures, and issue 2.1 million common shares; and

iii) the Company has completed the initial terms of the option to acquire up to an 80% interest in the Quarter Moon Lake Property by paying $40,000 (paid as of February 28, 2005) and issued 50,000 common shares.

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to stock capital and the related exploration costs have been charged to resource properties.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are made, temporary taxable differences created by the renunciation will reduce share capital.

As of February 28, 2005, the Company had incurred $670,000 of its $4.4 million spending commitment related to flow- through shares issuances made. As of the date of this MD&A, the Company has incurred a further $700,000 of exploration expenditures. The Company anticipates that further exploration on its mineral properties will enable the Company to satisfy 100% of the spending commitment.

The Company will require additional financings to maintain its core operations and planned exploration for the next fiscal year. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions other than those described under "Exploration Properties" in the MD&A and Note 4 to the February 28, 2005 interim consolidated financials statements.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2004 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company had no changes in accounting polices for the six months ended February 28, 2005.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended February 28, 2005, the Company was charged $62,000 (2004 - $37,038) for management, professional, accounting and administrative services provided by companies controlled by officers of the Company. As at February 28, 2005, accounts payable and accrued liabilities include $32,894 due to these related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

Mr. Chris Brown has been with the Company since November 5, 2004, and effective February 17, 2005, was appointed Manager of Corporate Development, and is responsible for the day to day investor relations activities. A number of other consultants had been retained during the six months ended February 28, 2005, on an interim trial basis but all were terminated after short term engagements. A total of $58,000 was paid for professional and consulting services rendered for corporate development.

During the six months ended February 28, 2005 the Company was active in providing corporate awareness given the commencement of its work programs. The Company has used web based advertising including Stockhouse, Stockwatch and Mac Report.

The Company was active in attending and presenting at a number of investment conferences including the Cambridge House trade shows in Vancouver and Calgary, The Friedland Capital road shows visiting four cities, European presentations and of course the PDAC Conference in Toronto, held in early March but much of the costs being incurred as of February 28, 2005.

The Company maintains a web site at www.halores.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at April 25, 2005 , there were 18,783,765 issued and outstanding common shares. As at April 25, 2005, there were 1,688,000 stock options outstanding and 1,538,000 exercisable at an exercise price ranging from $0.60 to $0.96 per share. In addition, there were 10,453,859 warrants outstanding with exercise prices ranging from $0.20 and $1.50 per share.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, Marc Cernovitch, Chief Executive Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HALO RESOURCES LTD. for the interim period ending February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    April 29, 2005


         /s/ Marc Cernovitch
         -----------------------
         Marc Cernovitch,
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, Nick DeMare, Chief Financial Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HALO RESOURCES LTD. for the interim period ending February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    April 29, 2005


         /s/ Nick DeMare
         -----------------------
         Nick DeMare,
         Chief Financial Officer